DLA Piper LLP (US) 401 Congress Avenue, Suite 2500 Austin, Texas 78701-3799 www.dlapiper.com Sam Zabaneh samer.zabaneh@dlapiper.com T 512.457.7126 F 512.721.2226

May 13, 2013

VIA EDGAR

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention:	Kate Beukenkamp, Attorney-Advisor

 Kathleen Krebs, Special Counsel

 Larry Spirgel, Assistant Director

 Christine Adams, Staff Accountant

 Terry French, Accountant Branch Chief

Re:	RetailMeNot, Inc.

 Confidential Draft Registration Statement on Form S-1

 Submitted April 5, 2013

 CIK No. 0001475274

Ladies and Gentlemen:

We are writing on behalf of RetailMeNot, Inc. (the “Company” or “RetailMeNot”) in response to the May 2, 2013 comment letter of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Company’s draft Registration Statement on Form S-1 which was submitted to the Commission confidentially on April 5, 2013 (the “Registration Statement”).

Concurrently with this letter, the Company is also submitting confidentially to the Commission Amendment No. 1 to the Registration Statement (“Amendment No. 1”) and is supplementally providing the Staff with certain materials in response to the Staff’s comments nos. 2, 3 and 17 (the “Supplemental Materials”). The Company is also requesting confidential treatment of the Supplemental Materials pursuant to Rule 83 (17 C.F.R. § 200.83), as further described in a separate letter to the Staff enclosing the Supplemental Materials.

A marked copy of Amendment No. 1 indicating changes from the Registration Statement is enclosed. This letter restates the numbered comments of the Staff, and the discussion set out below each comment is the Company’s response. Page references in this letter are to page numbers in Amendment No. 1.

General

1. We note a number of blank spaces throughout your registration statement for information that you are not entitled to omit under Rule 430A, such as the anticipated price range information, the size of the offering, and selling shareholder information. Please include this disclosure as soon as practicable. Note that we may have additional comments once you have provided this disclosure. Therefore, allow us sufficient time to review your complete disclosure prior to any distribution of preliminary prospectuses.

Division of Corporate Finance

May 13, 2013

Page Two

Response: The Company acknowledges the Staff’s comment and confirms that it will not circulate copies of the registration statement or the preliminary prospectus until it includes the anticipated price range, the size of the offering, selling shareholder information and all other information except information which may be excluded in reliance upon Rule 430A. The Company will provide such disclosure as soon as practicable.

2. We note reference to third party information throughout the prospectus, including, but not limited to, references to information from Euromonitor International, eMarketer and comScore. Please provide us with marked copies of any materials that support third party statements, clearly cross-referencing a statement with the underlying factual support. Additionally, please tell us if any reports were commissioned by you for use in connection with this registration statement and, if so, please file the consent as an exhibit.

Response: The Company acknowledges the Staff’s comment and is supplementally providing under separate cover a summary which identifies the third party statements in the prospectus and clearly cross-references such statements to the underlying factual support (the “Summary”). The Company is also supplementally providing under separate cover each of the factual support materials referenced in the summary. None of the referenced reports was commissioned by the Company. The Company further advises the Staff that each of the third parties referenced in Amendment No. 1 has given the Company its consent to use the applicable statement or statements in the Registration Statement and Amendment No. 1.

3. Please provide us with objective support for your assertions in the Prospectus Summary and Business sections regarding market conditions and your services. Also, ensure that you make clear upon what standard or measure you base your claims. For example, provide support for your statements regarding your belief that you are the “leading” digital coupon destination, you offer a “compelling” experience to consumers and your marketplace benefits from “powerful” network effects. These are just examples. To the extent that you do not have independent support for these statements, please clarify that the statements are your beliefs and disclose the bases for these beliefs.

Response: In response to the Staff’s comment, the Company refers the Staff to the Summary provided supplementally under separate cover in response to comment no. 2 above for objective support of the Company’s assertions in the Prospectus Summary and Business sections regarding market conditions and the Company’s services.

Specifically, in support of the Company’s assertion that it is the “leading” digital coupon destination, the Company refers the Staff to the comScore report supplementally provided to the Staff in response to comment no. 2 above. This report ranks companies worldwide in the broad “Coupon” category by total unique visitors as compiled by comScore. The Company advises the Staff that comScore’s “Coupons” category defines a broader category than the “digital coupon” category in which the Company operates as comScore’s “Coupons” category also includes “daily deals” websites such as Groupon and Living Social. The Company further advises the Staff that each of the companies listed higher than the Company in respect of total unique visitors in the comScore report provided in response to comment no. 2 is a daily deals website. Daily deals websites typically involve the purchase of a product or voucher from the daily deals website, rather than directly from a retailer, as is the case with a digital coupon website.

Additionally, the Company has revised its disclosure in Amendment No. 1 as follows:

•	The Company has removed the qualifier “powerful” when describing network effects on pages 1, 5, 95, 101 and 112 of Amendment No. 1.

•

The Company has revised references to offering a “compelling” experience and certain other statements to qualify such statements as being the beliefs of the Company, including statements on pages 1, 4, 95, 99, 110 and F-7 of Amendment No. 1. Where the Company has qualified such statements, Amendment No. 1 includes the basis for such belief.

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Page Three

4. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

Response: The Company advises the Staff that no written materials have been provided to potential investors and that the Company does not plan to provide, or authorize others to provide, written materials to potential investors other than the preliminary prospectus that is a part of the Registration Statement. The Company further advises the Staff that, to its knowledge, no research reports concerning the Company have been published or distributed in reliance upon Section 2(a)(3) of the Securities Act.

Prospectus cover page

5. You disclose that each share of Series 2 common stock is entitled to one vote other than with respect to the election of members of the board of directors. Please clarify that this means that Series 2 common stockholders do not vote for the election of directors and that only Series 1 common stockholders vote for the election of directors.

Response: In response to the Staff’s comment, the Company has revised its disclosure on the cover page of Amendment No. 1 in order to clarify that Series 2 common stockholders do not vote for the election of directors and that only Series 1 common stockholders vote for the election of directors.

Prospectus Summary, page 1

Overview, page 1

6. You disclose in the first paragraph that you have commission arrangements with 89 of the top 100 online retailers as ranked in the Internet Retailer 2012 Top 500 Guide. To provide context, please disclose the percentage of total revenues these 89 retailers represented in 2012 and whether any of these online retailers generated more than 5% of your total revenues in 2012.

Division of Corporate Finance

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Page Four

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 1 and 109 of Amendment No. 1 in order to disclose that the percentage of the Company’s net revenues represented by these 89 online retailers in 2012 was 28.0% and to disclose that none of these individual online retailers generated more than 3% of the Company’s net revenues in 2012.

7. Please also clarify whether the commission arrangements are with the retailers or with the retailer’s performance management networks. If so, explain the significance of this distinction.

Response: The Company’s commission arrangements are with paid retailers and, to the extent the Company negotiates commission rates, it does so directly with the paid retailers. In some instances the Company contracts directly with paid retailers for payment of commissions directly to the Company, and the paid retailers provide affiliate tracking links allowing attribution of purchase transactions using digital coupons made available through the Company’s marketplace in order to determine the amount of commissions payable to the Company. However, in most cases paid retailers contract with performance marketing networks to provide affiliate tracking links to the paid retailer allowing attribution of purchase transactions using digital coupons made available through the Company’s marketplace in order to determine the amount of commissions payable to the Company. Under these commission arrangements, the paid retailer pays the commissions to the performance marketing network, which in turn pays those commissions to the Company pursuant to a contract with the specific performance marketing network. In addition to the Company’s commissions paid by the retailer to the performance marketing network, the paid retailer pays fees to the performance marketing network for providing these services. In response to the Staff’s comment, the Company has revised its disclosure on page 56 of Amendment No. 1 in order to clarify the distinction; however, the disclosure on page 1 in the prospectus summary has not been revised as the Company believes that such detailed descriptions are more appropriate for the Management’s Discussion and Analysis of Financial Condition and Results of Operations section rather than the Prospectus Summary.

8. Please strive to reduce or eliminate repetitive disclosure in your prospectus summary. For example, data about your growth and market position is repeated throughout the prospectus summary. As another example, the information under “Our Competitive Strengths” repeats disclosure elsewhere in the prospectus summary.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 1, 3 and 5 of Amendment No. 1 in order to eliminate repetitive disclosure from the prospectus summary.

9. Please revise the charts included on pages 2, 94 and 101 – 103 so that the figures are clearly legible.

Response: In response to the Staff’s comment, the Company has revised the charts and images on pages 2, 96, and 103 – 105 in order to make the presentation more legible.

Division of Corporate Finance

May 13, 2013

Page Five

Our Industry, page 2

10. Please clarify how the world-wide industry data you have presented relates to your operations. In this regard, we note that in 2012 you generated 82.9% of your net revenues in the U.S. and the balance in the U.K., France and Germany.

Response: Although the Company currently operates websites in only five countries, it receives traffic to those collective websites from over 150 countries. In addition, as referenced in the prospectus, the Company intends to continue to expand internationally. The Company, therefore, respectfully submits that the world-wide industry data relates to its operations and growth strategy.

Our Solution, page 3

Solutions for Consumers, page 3

11. Please revise your disclosure to briefly explain the meaning of the terms “actively monitoring” and “curating” the content of your website, providing examples as appropriate.

Response: The Company’s merchandising team actively monitors digital coupon content to ensure content quality and curates such digital coupon content in the Company’s marketplace by updating and changing the display of the digital coupon content most frequently visited in the Company’s marketplace and, in some instances, with respect to which the Company’s users have provided feedback as to a digital coupon’s invalidity, expiration or other errors. In response to the Staff’s comment, the Company has clarified its disclosure on pages 4 and 110 of Amendment No. 1 to briefly explain the meaning of the terms “actively monitoring” and “curating” the content of the Company’s websites, and to provide examples.

12. Additionally, please revise your disclosure to discuss how you incorporate feedback from your user community both in terms of gathering input and changes made to your website or business.

Response: The Company incorporates feedback from its user community by providing such users with the ability to rank digital coupons made available through its marketplace, to tell the Company if a digital coupon made available through its marketplace is valid or not and to submit comments about digital coupon content. The Company’s merchandising team monitors the comments submitted by users for additional feedback on digital coupons, such as whether or not the description of the digital coupon contains an error or is expired, and updates the digital coupon content accordingly. In response to the Staff’s comment, the Company has revised its disclosure on pages 4 and 99 of Amendment No. 1 in order to describe this process.

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Page Six

13. Please revise your disclosure to explain how you “keep consumers informed” whenever a digital coupon for their preferred retailers becomes available. Discuss how consumers indicate a “preferred retailer.”

Response: Consumers are able to indicate their personal affinity for specific retailers by signing up for digital coupon alerts or by submitting brand “likes” and otherwise engaging with the Company via Facebook. The Company maintains and uses this information to send consumers updates whenever a digital coupon from a consumer’s preferred retailer becomes available. These updates are transmitted to consumers via email or Facebook. In response to the Staff’s comment, the Company has revised its disclosure on pages 4 and 99 of Amendment No. 1 to clarify this process.

Solutions for Retailers, page 3

14. We note that in 2012 you had on average over 24.2 million “monthly unique visitors” to your websites. Please revise your disclosure where appropriate to define the term “monthly unique visitors” and discuss whether this is an industry term, or an internally developed metric.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 4 and 100 of Amendment No. 1 to define the term “unique visitors.” The Company further advises the Staff that unique visitors is a commonly used term in the Company’s industry.

15. Please revise your disclosure to state what percentage of total of monthly unique visitors results in a retail sale and subsequent revenue collection by you. Discuss this relationship in the context of your competitors or industry including whether there is an industry term commonly used to describe this metric.

Response: The Company defines a unique visitor as a visitor who has visited one of the Company’s websites at least once in a given month. Although monthly unique visitors is a commonly used industry term, the Company is not aware that its competitors or the digital coupon industry in which it operates measure the percentage of monthly unique visitors that result in consumer purchases or the amount of net revenues per monthly unique visitor as a meaningful operating metric, primarily since the Company’s principal competitors in the digital coupon industry are privately held and otherwise not required to disclose this metric publicly. Further, the Company is not aware that this metric is a customary metric utilized by other internet companies. As such, the Company respectfully submits that it does not believe that use of a metric not clearly utilized by its competitors or the industry would provide meaningful disclosure to prospective investors.

16. Please explain the use of “alerts” used to engage consumers online.

Response: As discussed in the response to the Staff’s comment no. 13 above, consumers indicate their retailer preferences by signing up for email alerts or by submitting brand “likes” and otherwise engaging with the Company via Facebook. The Company notifies consumers via email or Facebook when a new digital coupon for a consumer’s preferred retailer is received by the Company and made available through its marketplace. In response to the Staff’s comment, the Company has revised its disclosure on pages 4 and 99 of Amendment No. 1 to clarify that these alerts are sent to consumers via email or Facebook.

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Page Seven

Our Competitive Strengths, page 4

17. Please move from the prospectus summary the table presenting data on the IR100 cohort retailers. This level of detail is more appropriate for disclosure within Management’s Discussion and Analysis or the Business section. Furthermore, this information should be accompanied by data on the rest of your retailers and all of your retailers as a whole to provide balance and context.

Response: The Company believes that the tabular disclosure on IR100 Cohort retailers is indicative of the Company’s growth as a whole, and that placement of this tabular disclosure in the prospectus summary is useful in communicating such growth to prospective investors. Although the Company has contractual commission arrangements with over 10,000 paid retailers, the Company derives the majority of its net revenues from its top 500 paid retailers and consequently focuses on growing its net revenues with such retailers rather than all paid retailers generally. The Company has supplementally provided to the Staff under separate cover data regarding the Company’s top 500 paid retailers, which data illustrates that the IR100 Cohort analysis is indicative of the Company’s growth with such retailers. The Company chose to use the IR100 Cohort analysis over the data with respect to the Company’s top 500 paid retailers because it was based on a list of top internet retailers created by an objective third party. The Company believes that including data from the IR100 Cohort analysis and from the Company’s top 500 paid retailers would potentially be confusing to prospective investors because it would be difficult to distinguish between the two sets of data and the underlying methodologies.

The Company respectfully submits that it believes presenting the data on the IR100 Cohort retailers in tabular format makes the information clearer to the reader. The Company further refers the Staff to similar disclosure in the Business section on pages 108 and 109 of Amendment No. 1, which also describes the IR100 Cohort in further detail.

Risks Affecting Us, page 5

18. We note that the sixth bullet point under this heading discusses the risk of a change in consumer sentiment regarding “the use of cookies or other tracking technologies.” On page 4 you discuss your competitive strength related to collecting “more proprietary data on consumer shopping behavior.” Please discuss whether the use of cookies or other online consumer tracking technologies are tied to your ability to collect proprietary data on consumer shopping behavior.

Response: The Company’s ability to collect proprietary data on consumer shopping behavior is related to its use of cookies and other online consumer tracking technologies. In addition, cookies allow retailers and performance marketing networks to attribute consumer purchases to the Company. In response to the Staff’s comment, the Company has revised its disclosure on pages 6 and 24 of Amendment No. 1 in order to more fully describe how cookies and other online consumer tracking technologies are tied to the Company’s ability to collect proprietary data on consumer shopping behavior.

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The Offering, page 7

19. Please disclose the amount of the offering proceeds that will be paid to your executive officers, directors and five percent or more beneficial owners and affiliated entities as a result of the repayment of accumulated and unpaid dividends on your preferred stock.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 7 and 8 of Amendment No. 1 to add the requested disclosure.

Other Financial Data, page 11

20. Revise the title of your non-GAAP net income financial measure to use a description that is not the same as or similar to the GAAP financial measure of net income. Please refer to guidance in Item 10(e).

Response: The Company advises the Staff that non-GAAP net income and related disclosure has been removed and is not included in Amendment No. 1.

21. Revise the other financial data section to include a reconciliation of Non-GAAP diluted earnings per share to GAAP earnings per share for each period. Also provide similar disclosures in other parts of the document where non-GAAP information is presented.

Response: The Company advises the Staff that non-GAAP diluted earnings per share and related disclosure has been removed and is not included in Amendment No. 1.

22. Expand the disclosures of your non-GAAP financial measures to explain why management believes these provide useful information to investors about your results of operations. Also clarify whether management uses each measure as a performance or liquidity measure.

Response: In response to the Staff’s comment, the Company has expanded its disclosure on page 13 of Amendment No. 1.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 58

23. You state that as of December 31, 2012, you had commission arrangements with more than 12,000 retailers, or paid retailers, including 89 of the top 100 online retailers as ranked in the Internet Retailer 2012 Top 500 Guide, or the 2012 IR100. Please describe the commission arrangements and define the terms retailer and paid retailer. Explain the nature and duration of these arrangements in order to provide your reader with information about the quality of, and potential variability of your earnings and cash flow, so that investors can ascertain the likelihood that past performance is indicative of future performance. Please refer to section 501.01 of the Financial Reporting Codification for further guidance.

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Page Nine

Response: A retailer is a merchant that sells goods or services directly to consumers. A paid retailer is a retailer with which the Company has a commission arrangement.

As described in the Company’s response to the Staff’s comment no. 7 above, in some instances, the Company contracts directly with retailers, and the retailers provide affiliate tracking links allowing attribution of purchase transactions by consumers using digital coupons made available through the Company’s marketplace in order to determine the amount of commissions payable to the Company. However, in most cases, retailers contract with performance marketing networks to provide affiliate tracking links to the retailer allowing attribution of purchase transactions by consumers using digital coupons made available through the Company’s marketplace in order to determine the amount of commissions payable to the Company. Under these arrangements, the retailer pays commissions to the applicable performance marketing network, which in turn pays those commissions to the Company pursuant to a contract between the performance marketing network and the Company. Commission rates, to the extent they are negotiated, are negotiated directly with the retailer.

These commission arrangements are generally short term, meaning that they can be cancelled by the retailer, the performance marketing network or the Company, on 30 days’ notice or less. The Company has revised its disclosure on page 56 of Amendment No. 1 in order to more fully describe these arrangements.

Key Components of Our Results of Operations, page 61

Net Revenues, page 61

24. Please clarify whether you are paid in two steps, once when a consumer clicks on a digital coupon and a second time when the consumer then makes a purchase using the paid retailer coupon, or whether all revenue collection is subject to completion of a purchase by a consumer using the coupon.

Response: The Company earns commissions when a consumer makes a purchase after clicking on a digital coupon in the Company’s marketplace. The commissions earned are subsequently paid to the Company by the retailers directly or by the performance marketing network to which the retailer has remitted the commission for payment to the Company. In response to the Staff’s comment, the Company has revised its disclosure on page 59 of Amendment No. 1.

25. Revise your disclosure to discuss whether your revenues are impacted by returns, exchanges or other transactions by a consumer after the initial purchase using your digital coupon. If so, discuss any material impact on your business and how you account for these transactions.

Response: The Company accounts for commission revenues net of a reserve for estimated returns. Actual returns are reported to the Company through the performance marketing networks or in some cases directly by the retailer. For purposes of establishing such reserve, the Company estimates returns based on actual historical returns, which have not been significant. In response to the Staff’s comment, the Company has revised its disclosure on page 60 of Amendment No. 1 to further describe the Company’s accounting practices with respect to net revenues and the impact of returns, exchanges and other transactions by a consumer after an initial purchase using the Company’s digital coupons.

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Page Ten

26. Discuss in greater detail how commission arrangements may vary based on both the retailer as well as the product category. Provide an example.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 59 of Amendment No. 1 to clarify that commission rates may vary by product category or retailer while commission arrangements are largely the same. The Company’s commission arrangements are fairly standard, and provide that commissions are either paid directly to the Company or paid to performance marketing networks for distribution to the Company. The Company’s commission rates have greater disparity, as the rates are typically negotiated with individual retailers based on relationships and product category, amongst other factors.

Comparison of the Years Ended December 31, 2010, 2011 and 2012, page 64

27. Please discuss in more detail the drivers underlying the increases in net revenues from period to period. For example, discuss how changes in the number of visits, number of consumer purchases, and/or amount of commissions contributed to increases in net revenues.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 63 and 64 of Amendment No. 1 to discuss in more detail the drivers underlying the increases in net revenues from period to period.

Critical Accounting Policies and Estimates, page 80

Business Combinations and the Recoverability of Goodwill and Long-Lived Intangible Assets

28. We note from your disclosure that for purposes of performing the required goodwill impairment test, you derive enterprise fair value utilizing the income approach. On page F-9, however, you state that you utilize a blend of both the income approach and the market approach to derive the fair value of the company. Revise to correct this apparent inconsistency, and if applicable, describe the weighting applied to each methodology, including the basis for that weighting.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page F-9 to clarify that it derives enterprise fair value utilizing the income approach.

Business, page 93

Our Websites and Brands, page 107

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Page Eleven

29. Please revise your disclosure to discuss in greater detail your “mobile application,” such as how many mobile applications you offer to consumers, whether the applications are purchased or offered for free, and whether there is a mobile application available for each website within your business. We note your disclosure on page 107 that mobile applications are currently available for iPhone and Android.

Response: The Company currently makes its RetailMeNot-branded mobile applications available for iPhone and Android in the U.S., VoucherCodes.co.uk-branded mobile application available for iPhone only in the U.K. and Web.Bons-de-Reduction.com-branded mobile application available for iPhone only in France. The Company does not currently make mobile applications available in Germany or the Netherlands. All mobile applications described above are currently available free of charge. The Company has revised its disclosure on page 109 of Amendment No. 1 in order to discuss mobile applications in greater detail.

Business Operations, page 108

30. Please revise to clarify what you mean by stating that your website operations team is focused on “enriching the quality” of your digital coupon content.

Response: The Company’s website operations team enriches the quality of its digital coupon content by sourcing additional digital coupon content and moderating, adding metadata, editing and validating digital coupon content. The Company has revised its disclosure on page 110 of Amendment No. 1 to clarify what the Company means by stating that its website operations team is focused on “enriching the quality” of its digital coupon content.

Principal and Selling Stockholders, page 135

31.	Please provide a column showing the percentage of total voting power after the offering.

Response: In response to the Staff’s comment, the Company has revised the table on page 139 to add a column showing the percentage of total voting power after the offering.

RetailMeNot Inc.

Consolidated Statements of Operations, page F-3

32. Please revise your presentation of pro forma net income per share attributable to Series 1 common stockholders and Series 2 common stockholders to reflect those common shares whose proceeds will be used for the repayment of debt based on the anticipated offering price. Please reflect this adjustment in other applicable areas of your registration statement.

Division of Corporate Finance

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Response: The Company acknowledges that SAB Topic 1B.3 requires that the number of shares whose proceeds would be necessary to pay the distributions to owners, up to the amount that exceeds the current year’s earnings, is required to be added to the denominator for purposes of calculating basic and diluted pro forma earnings per share.

In response to the Staff’s comment, the Company has revised its disclosure on pages 48 and F-7 of Amendment No. 1 to indicate that none of (i) the impact of the conversion of Series B-1, Series B-2, Series B-3, Series BB-3, Series B-4 and Series B-5 Preferred Stock (together, the “Series B Preferred”), (ii) the payment of dividends on the outstanding shares of Series B Preferred, (iii) nor the repayment of seller notes payable, including accrued interest, which were issued in connection with the acquisition of eConversions Limited have been reflected in the pro forma weighted average shares used to compute pro forma net income per share, because the number of shares whose proceeds would be necessary to pay such amounts cannot be estimated at this time. The Company will amend this disclosure in future filings with the Commission when the offering price is determined and the number of shares sufficient to pay the dividend and seller notes payable can be accurately calculated.

Note 2. Summary of Significant Accounting Policies

Accounts Receivable, net, page F-8

33. We note from your accounting policy that you record an allowance for doubtful accounts in an amount equal to the estimated probable losses net of recoveries, based upon an analysis of historical bad debt, current receivables aging, expected future write-offs of uncollectible accounts and an assessment of specific identifiable accounts considered at risk or uncollectible. You recorded bad debt expense and a corresponding increase in your allowance for doubtful accounts of $105,000, $295,000 and $626,000 during fiscal 2010, 2011 and 2012, respectively. This reserve remains substantially unused as of December 31, 2012. Please tell us about your historical experience and the facts upon which you based your determination that losses from uncollectible receivables should be accrued by these amounts as of December 31, 2010, 2011 and 2012.

Response: The Company’s determination of its bad debt reserve is based on estimates of probable losses net of recoveries. The Company determines its bad debt reserve based on a combination of the receivables balance by aging category and specific factors that might give rise to collection risk of individual customer balances. Collection efforts are typically focused on accounts in the 60 to 120 day categories. Amounts that are uncollected after 150 days are fully reserved as they represent tens of thousands of individual transactions in which the cost to collect outweighs the benefit of collection. The Company is currently evaluating tools to enhance its ability to resolve these older, fully-reserved transactions in the future and will attempt to collect the existing balances and, if unsuccessful, write them off against the Company’s bad debt reserve.

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Goodwill and Other Intangible Assets, page F-8

34. Revise to describe the important judgments made with respect to your choice of amortization periods for your identifiable intangible assets. Refer to ASC 235-10-50-3.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page F-9 of Amendment No. 1 to describe the important judgments made with respect to the Company’s choice of amortization periods for the Company’s identifiable intangible assets.

35. Please tell us how you applied ASC 350-20-35-33 to 38 to determine that you have only one reporting unit for goodwill impairment testing purposes. In your response, please address the businesses acquired from eConversions Limited and Miwim in 2010 and 2011, respectively, and the level at which segment management reviews operating results.

Response: In order to identify the reporting unit for goodwill impairment testing purposes, the Company first identified the operating segment of the Company. Upon review of ASC 280-10-50-1 through 9, the Company determined that the consolidated entity represents the sole operating segment as this is the lowest level at which discrete financial information is available and regularly reviewed by the Company’s Chief Executive Officer, who is the Company’s Chief Operating Decision Maker (the “CODM”). While net revenues are tracked and reported on a per website basis, the Company’s operating expenses are analyzed at the consolidated level in the CODM’s assessment of performance and resource allocation decisions, including the performance and resource allocation decisions made in relation to the operation of each of VoucherCodes.co.uk (i.e. the business acquired from eConversions Limited) and Web.Bons-de-Reduction.com and Poulpeo.com (i.e. the business acquired from Miwim). The same level of detail provided to the CODM is provided to the Board of Directors on a monthly basis.

In a similar fashion, the Company evaluated whether its websites represented individual components of the operating segment in accordance with ASC 350-20-35-34. The Company’s U.S. and foreign websites were each considered in this evaluation. While website net revenue performance is evaluated on a per website basis, operating expenses are analyzed at the consolidated level by the segment manager, who is the Company’s Chief Operating Officer. Given that discrete financial information relative to each website is not regularly reviewed by segment management, the Company concluded that individual websites within the operating segment do not constitute reporting units, but rather that the consolidated entity is the sole reporting unit for purposes of goodwill impairment testing, in accordance with ASC 350-20-35-37.

Revenue Recognition, page F-10

36. We note that commission revenue represents the majority of your net revenues. In this regard, please describe your revenue generating process in sufficient detail to allow a reader to understand your basis for revenue recognition. Describe the types of commission arrangements in which you engage and specifically how you determine when: 1) persuasive evidence of an arrangement exists; 2) services have been rendered; 3) the fee to your customer is fixed or determinable; and 4) collectability of the resulting receivable is reasonably assured.

Division of Corporate Finance

May 13, 2013

Page Fourteen

Response: The Company’s revenue generating process begins when the Company enters into commission arrangements with paid retailers or performance marketing networks using a pay-for-performance model that stipulates that the Company is paid commissions only after the paid retailer makes a sale to the consumer using a digital coupon from our marketplace. The critical terms of the commission arrangements which govern revenue recognition do not vary across paid retailers or performance marketing networks. Substantially all of the Company’s revenues are generated pursuant to these commission arrangements through a process whereby consumers visiting the Company’s websites click on a digital coupon featured on its websites and mobile applications. As a result of this click, the consumer is directed to the paid retailers’ website, where they may transact with the paid retailer, and the Company earns a commission when the consumer makes a purchase using a digital coupon from our marketplace. Consumer purchases and the related commissions associated with those purchases are reported to the Company by the paid retailer, directly or through a performance marketing network. The paid retailers and performance marketing networks also provide the Company with reporting of actual returns processed by the paid retailer, which result in reductions in the amount of commissions paid to the Company. The Company utilizes its actual historical returns experience to estimate and record a returns reserve, which is netted against gross revenues to arrive at net revenues. The Company discusses in additional detail the process to evaluate the collectability assertion of revenue recognition in response to Comment 33.

In limited situations, certain paid retailers do not provide the level of purchase and commission information described above and, as a result, the Company recognizes revenue with these individual paid retailers on a cash basis. Amounts recognized on a cash basis have historically not been significant.

The Company believes that the revised disclosure on pages F-8 and F-10 of Amendment No. 1 address the various elements of revenue recognition, including how we determine when: 1) persuasive evidence of an arrangement exists; 2) services have been rendered; 3) the fee to the paid retailer is fixed or determinable; and 4) collectability of the resulting receivable is reasonably assured.

To elaborate further, the Company respectfully advises the Staff as follows:

1)	persuasive evidence of an arrangement exists:

•	The Company has expanded its discussion of the commission arrangements between the Company and the paid retailers and performance marketing networks on page F-10 of Amendment No. 1;

2)	services have been rendered:

•

The Company’s services include offering a digital coupon on its websites and mobile applications, which is in turn clicked on by a consumer prior to the consumer making a purchase on the paid retailer’s website, which completes the services rendered by the Company to the paid retailer and consumer;

3)	the fee to your customer is fixed or determinable; and

•

The Company has expanded its discussion of the calculations and reporting provided by the paid retailer of commissions payable to the Company and the Company’s process for estimating its returns reserve on pages 60, F-10 and F-11 of Amendment No. 1:

4)	collectability of the resulting receivable is reasonably assured:

•	The Company’s discussion of the collectibility of its accounts receivable can be found on page F-8.

37. To help us better understand your revenue generating activities, please provide us with a typical example of a commission arrangement and how the relationship works between you, the retailer and the performance management network. Compare and contrast the types of arrangements or contracts that you enter into directly with retailers versus performance management networks.

Response: As described in the Company’s response to comment no. 7, in some instances, the Company contracts directly with retailers for payment and the retailers provide affiliate tracking links for revenue attribution to the Company. However, in most cases, retailers contract with performance marketing networks to provide affiliate tracking links to the retailer for revenue attribution to the Company, and the retailer pays the commissions to the performance marketing network, which in turn pays those commissions to the Company pursuant to a contract with the specific performance marketing network. Commission rates, to the extent they are negotiated, are negotiated with the retailer.

When a consumer in the Company’s marketplace clicks on a digital coupon that sends the consumer to a retailer’s website, the Company is permitted to tag the referral such that the retailer recognizes the Company’s referral. The performance marketing networks and/or retailers establish rules defining when the Company is permitted to utilize such tagging. Once the Company has tagged a referral, a commission is earned from the retailer if the consumer makes a purchase within a specified period of time following the referral (generally not more than 30 days), unless, prior to making a purchase, the consumer visits another referring website with which the retailer has a commission arrangement and clicks on a digital coupon for such retailer.

38. We refer to your return reserve as presented on page F-10. Please tell us your basis for the reserve adjustments recorded in 2011 and 2012. In your response, please include a discussion about your historical experience.

Response: The Company receives transaction-level detail from the performance marketing networks or the retailers for both purchases and for returns or cancellations. The transaction detail for returns and cancellations includes the amount which the retailer credited to the consumer as well as the original sale date. Using the original sale amounts and dates, along with the retailer credits for returns or cancellations, the Company is able to create a monthly trend report showing the percentage of sales that are credited and the lag between the original sale and the credit. This results in a set of percentages to be applied to sales in the current and prior months. Substantially all returns occur within three months; however, the Company looks at the current and previous five-months sales and applies the applicable reserve percentage to each of those periods in order to determine the required reserve balance at the end of each month.

Actual returns for each quarter of 2011 and 2012 averaged 5.0% and 5.5%, respectively, with the maximum returns for any quarter at 6.1% and 6.4%, respectively.

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Foreign Currency, page F-12

39. Revise to disclose the aggregate transaction gain or loss included in determining net income for the reported periods. Please refer to ASC 830-20-50-1.

Response: The Company respectfully submits that it believes the gains and losses from foreign currency denominated transactions were not significant and has thus disclosed this fact on page F-12. The Company submits to the Staff that the actual amounts of such gains and losses were zero in 2010, a net gain of $33,000 in 2011, and a net loss of $40,000 in 2012. Given the immateriality of such amounts as a percentage of income before income taxes (less than 0.2% for each year presented), net income (less than 0.2% for each year presented) and net revenues (less than 0.1% for each year presented), the Company believes that this disclosure would not be meaningful to an investor.

Note 3. Acquisitions, page F-13

40. We note that marketing-related intangible assets accounted for approximately 16% and 15% of your total assets at December 31, 2011 and 2012, respectively. Revise to describe the nature of these intangible assets and disclose sufficient information to enable the users of your financial statements to assess the extent to which the expected future cash flows are affected by your intent or ability (or both intent and ability) to renew or extend the respective arrangements. Please refer to ASC 350-30-50-4.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages F-14 and F-15 of Amendment No. 1 to describe the nature of its marketing-related intangible assets and disclose sufficient information to enable the users of the Company’s financial statements to assess the extent to which the expected future cash flows are affected by the Company’s intent or ability to renew or extend the respective arrangements. The acquired marketing-related intangible assets consist primarily of trade names, domain names and well-developed traffic acquisition strategies. These names were valued by an independent valuation firm by using the relief from royalty method, a form of the income approach. The principle behind this method is that the value of an intangible asset is equal to the present value of the after-tax royalty savings attributable to owning the intangible asset. Each of these private label brands was valued with a 15-year life, instead of an indefinite life, based on the actual brand recognition of the asset and the likelihood of a market participant actually paying for the brand name assuming an indefinite life. The remaining useful life was determined at a point at which the sum of the undiscounted future cash flows equaled at least 90% of the total expected undiscounted future cash flows. Based on the application of the aforementioned factors, the expected useful life on these names was 15 years.

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Page Sixteen

For the benefit of the Staff, the Company has prepared the following table indicating the Company’s specific interpretation of the factors presented in ASC 350-30-50-3:

ASC 350-30-35-3 Factor	RetailMeNot Analysis

a. The expected use of the asset by the entity.	The Company’s intent is to use the brand and domain names for the foreseeable future and to build upon established traffic-acquisition methodologies.

b. The expected useful life of another asset or group of assets to which the useful life of the intangible asset may relate.	The acquired customer-related intangible assets have an expected life of at least fifteen years.

c. Any legal, regulatory or contractual provisions that may limit the useful life.	The Company is not aware of any legal, regulatory or contractual provisions or other factors that would change its estimate of the useful life of these private label brands.

d. The entity’s own historical experience in renewing and extending similar arrangements, consistent with the intended use of the asset by the entity, regardless of whether those arrangements have explicit renewal or extension provisions. In the absence of that experience, the entity shall consider the assumptions that market participant would use about renewal or extension consistent with the highest and best use of the asset by market participant, adjusted for entity-specific factors.	The Company owns trademarks with respect to these names and has not been challenged on its ownership. Further, the domain names are registered and renewal of the registrations upon expiration is neither difficult nor expensive. This response also addresses ASC 350-30-35-4 which states “For a recognized intangible asset, an entity shall disclose information that enables users of financial statements to assess the extent to which the expected future cash flows associated with the asset are affected by the entity‘s intent or ability (or both intent and ability) to renew or extend the arrangement.”

e. The effects of obsolescence, demand, competition and other economic factors (such as the stability of the industry, known technological advances, legislative action that results in an uncertain or changing regulatory environment, and expected changes in distribution channels).	The Company is not aware of any effects that would impact these assets.

f. The level of maintenance expenditures required to obtain the expected future cash flows from the asset (for example, a material level of required maintenance in relation to the carrying amount of the asset may suggest a very limited useful life). As in determining the useful life of depreciable tangible assets, regular maintenance may be assumed but enhancements may not.	There is no significant level of maintenance expected to be required in order to generate the future cash flows.

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Page Seventeen

41. Further, please tell us about the individual marketing-related intangible assets acquired with RetailMeNot.com and VoucherCodes.co.uk and your basis for determining the estimated useful lives ranging from 48 to 180 months. Please refer to ASC 350-30-35-3.

Response: In response to the Staff’s comment and as described in the Company’s response to comment no. 40 above, the Company has revised its disclosure on page F-16 of Amendment No.1. The Company further advises the Staff that the Company’s purchase of the domain name Deals.com is the only marketing–related intangible asset which is amortized over 48 months. The Company’s decision to use a shorter life for that asset was due to the uncertainty of future net revenues as there were no meaningful net revenues or other business associated with the domain name at the time of its acquisition. This asset has an unamortized balance of $1.2 million at March 31, 2013.

42. Revise to describe the nature of the contract-based intangible assets acquired with RetailMeNot.com and your basis for determining the estimated useful life of 60 months. Please refer to ASC 350-30-35-3.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page F-16 of Amendment No. 1 to describe the nature of the contract-based intangible assets acquired with RetailMeNot.com and the basis for determining the estimated useful life of 60 months.

43. We refer to your customer-related intangible assets. Revise to describe the nature of these intangible assets and tell us in sufficient detail about each of the customer relationships acquired with RetailMeNot.com and VoucherCodes.co.uk and your basis for determining the estimated useful lives of 15 years. In your response, please provide us with an analysis of the factors and assumptions included in your estimate and the period of expected cash flows used to measure the fair value of these assets when acquired, addressing the pertinent factors in ASC 350-30-35-3.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages F-14 and F-15 of Amendment No. 1 to describe the nature of its customer-related intangible assets and to provide sufficient detail about each of the customer relationships acquired with RetailMeNot.com and VoucherCodes.co.uk and the Company’s basis for determining the estimated useful lives of 15 years. The Company determined the period over which the customer relationships are expected to contribute directly or indirectly to its future cash flows as the period during which at least 90% of the value would be captured on a perpetuity basis. The customer relationships were valued by an independent national firm using an income approach (multi-period excess earnings method) for over 92% of the acquired customer relationships and a cost to recreate methodology for the remainder. Under the multi-period excess earnings method, a useful life of fifteen years captured greater than 90% of the intangible assets’ value on a perpetuity basis. Based on this valuation, the Company determined the expected useful life of customer relationships to be fifteen years.

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Page Eighteen

In addition to considering the period of benefit from the expected cash flows, Company management considered the factors outlined in ASC 350-30-35-3 as described in the table below:

ASC 350-30-35-3 Factor	RetailMeNot Analysis

a. The expected use of the asset by the entity.	The Company expects the customer relationships to contribute to its future cash flows for at least fifteen years.

b. The expected useful life of another asset or group of assets to which the useful life of the intangible asset may relate.	The acquired marketing-related intangible assets have an expected life of at least fifteen years.

c. Any legal, regulatory or contractual provisions that may limit the useful life.	The Company does not believe there are any legal or regulatory provisions that will limit the customer relationships. While the contracts are cancellable by the retailer upon short or no notice, coupons have been used by retailers for over a hundred years and the Company’s attrition has been low.

d. The entity’s own historical experience in renewing and extending similar arrangements, consistent with the intended use of the asset by the entity, regardless of whether those arrangements have explicit renewal or extension provisions. In the absence of that experience, the entity shall consider the assumptions that market participant would use about renewal or extension consistent with the highest and best use of the asset by market participant, adjusted for entity-specific factors.	Most of the customer contracts do not have a specified life but are cancellable on short or no notice. Company management evaluated the assumptions a market participant would use, and believes a market participant would consider the long-term use of coupons by retailers and the low attrition experience and the period of expected future cash flow. The Company also considered the higher level of retailer support it believes are provides through its Partner Management function and concluded this will also contribute to low attrition rates in the future.

e. The effects of obsolescence, demand, competition and other economic factors (such as the stability of the industry, known technological advances, legislative action that results in an uncertain or changing regulatory environment, and expected changes in distribution channels).	The Company considered the potential for obsolescence, new technology, competition and other economic factors and does not believe there is substantial risk that will not be mitigated by the Company’s strategy of investing in feature enhancements and retailer relationship management.

f. The level of maintenance expenditures required to obtain the expected future cash flows from the asset (for example, a material level of required maintenance in relation to the carrying amount of the asset may suggest a very limited useful life). As in determining the useful life of depreciable tangible assets, regular maintenance may be assumed but enhancements may not.	There is no significant level of maintenance expected to be required in order to generate the Company’s future cash flows.

After considering both the period over which the Company expects to benefit from the cash flows from the customer relationship asset and the factors discussed above, Company management decided to amortize the customer relationship assets over 15 years.

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Page Nineteen

* * * *

Please note that the Company requests that the Staff permit the Company’s request for acceleration orally or by facsimile in accordance with Rule 461(a) of Regulation C. Pursuant to Rule 461(a), if the Company requests such acceleration orally, it will provide a letter indicating that fact and stating that the Company and the principal underwriters are aware of their obligations under the Securities Act of 1933, as amended, along with the Registration Statement or pre-effective amendment thereto at the time of filing with the Securities and Exchange Commission.

We and the Company appreciate the Staff’s attention to the review of the Registration Statement. Please do not hesitate to contact me at: (512) 457-7126 if you have any questions regarding this letter or Amendment No. 1.

Very truly yours,

DLA Piper LLP (US)

Samer M. Zabaneh

Partner

Enclosures

Cc:	Louis J. Agnese, III (RetailMeNot, Inc.)

Douglas C. Jeffries (RetailMeNot, Inc.)

Philip W. Russell (DLA Piper LLP (US))

Paul R. Tobias (Wilson Sonsini Goodrich & Rosati, Professional Corporation)

Joseph M. Alcorta (Wilson Sonsini Goodrich & Rosati, Professional Corporation)